Exhibit 99.4

WORK Medical Technology Group LTD Announces Pricing of Registered Offering

Hangzhou, China, May 21, 2025 (GLOBE NEWSWIRE) -- WORK Medical Technology Group LTD (Nasdaq: WOK) (“WORK Medical” or the “Company”), a supplier of medical devices in China, through its subsidiary, Work (Hangzhou) Medical Treatment Equipment Co., Ltd. and its subsidiaries in China, today announced the pricing of a registered offering (the “Offering”) of 10,000,000 ordinary units (the “Ordinary Units”) or pre-funded units (the “Pre-funded Units”) in lieu thereof at an offering price of $0.50 per Ordinary Unit and $0.4995 per Pre-funded Unit. For each Pre-funded Unit sold by the Company, the number of Ordinary Units being offered by the Company will be decreased on a one-for-one basis.

Each Ordinary Unit consists of one Class A ordinary share, par value $0.0005 (a “Class A Ordinary Share”), one Series A warrant to purchase one Class A Ordinary Share at an exercise price of $1.00 (a “Series A Warrant”), and one Series B warrant to purchase one Class A Ordinary Share at an exercise price of $1.00 (a “Series B Warrant”). Each Pre-funded Units consists of one pre-funded warrant to purchase one Class A Ordinary Share (a “Pre-funded Warrant”), one Series A Warrant, and one Series B Warrant. The Pre-funded Warrants, Series A Warrants, and Series B Warrants are immediately exercisable upon issuance, with the Pre-funded Warrants expiring upon full exercise, Series A Warrants expiring in 12 months, and Series B Warrants expiring in 3 months.

The Company expects to receive aggregate gross proceeds of US$5.0 million from the Offering, before deducting underwriting discounts and other related expenses.

Proceeds from the Offering will be used for upgrading production equipment and investing in the Company’s PRC subsidiaries’ research and development; hiring experienced employees to improve the systems of internal control and compliance with U.S. GAAP and the Sarbanes-Oxley Act of 2002; and working capital and general corporate purposes.

The Offering is being conducted on a firm commitment basis. Univest Securities, LLC is acting as the sole book-running manager for the Offering.

The securities described above are being offered by the Company pursuant to a registration statement on Form F-1 (File No. 333-284006), as amended (the “Registration Statement”), previously filed with and declared effective by the U.S. Securities and Exchange Commission (the “SEC”). This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The Offering is being made only by means of a prospectus forming part of the effective Registration Statement. A final prospectus related to the Offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus may be obtained, when available, from Univest Securities, LLC at info@univest.us or by calling +1 (212) 343-8888.

About WORK Medical Technology Group LTD

WORK Medical Technology Group LTD, through its subsidiary, Work (Hangzhou) Medical Treatment Equipment Co., Ltd. and its subsidiaries in China, is a supplier of medical devices that develops and manufactures Class I and II medical devices and sells Class I and II disposable medical devices through operating subsidiaries in China. The Company has a diverse product portfolio comprising 21 products, including customized and multifunctional masks and other medical consumables. All the products have been sold in 34 provincial-level administrative regions in China, with 15 of them sold in more than 30 countries worldwide. The Company has received a number of quality-related manufacturing designations and has registered 17 products with the U.S. Food and Drug Administration allowing their products to enter the U.S. market. For more information, please visit the Company’s website: https://www.workmedtech.com/corporate.

Forward-Looking Statements

This press release contains forward-looking statements, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will,” and variations of these words or similar expressions that are intended to identify forward-looking statements. Any such statements in this press release that are not statements of historical fact may be deemed to be forward-looking statements.

Any forward-looking statements in this press release are based on the Company’s current expectations, estimates and projections only as of the date of this release and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, among others, the completion of the proposed Offering on the anticipated terms, or at all, market conditions and the satisfaction of customary closing conditions related to the Offering. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results set forth in the Company’s annual report on Form 20-F for the fiscal year ended September 30, 2024, the Registration Statement and other documents filed by the Company with the SEC. The Company explicitly disclaims any obligation to update any forward-looking statements except to the extent required by law.

For more information, please contact:

WORK Medical Technology Group LTD

Investor Relations Department

Email: ir@workmedtech.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 646-932-7242

Email: investors@ascent-ir.com